EXHIBIT 12.1
SEMPRA ENERGY
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS
(Dollars in millions)

						March 31,
	2008	2009	2010	2011	2012	2013
Fixed charges and preferred stock dividends:
Interest	$ 353	$ 455	$ 492	$ 549	$ 601	$ 155
Interest portion of annual rentals	3	2	3	2	2	1
Preferred dividends of subsidiaries (1)	13	13	11	10	6	3
Total fixed charges	369	470	506	561	609	159
Preferred dividends for purpose of ratio	-	-	-	-	-	-
Total fixed charges and preferred dividends for purpose of ratio	$ 369	$ 470	$ 506	$ 561	$ 609	$ 159
Earnings:
Pretax income from continuing operations before adjustment for income or loss from equity investees	$ 1,009	$ 977	$ 1,078	$ 1,747	$ 1,255	$ 342
Add:
Total fixed charges (from above)	369	470	506	561	609	159
Distributed income of equity investees	133	493	260	96	50	10
Less:
Interest capitalized	100	73	74	27	53	5
Preferred dividends of subsidiaries (1)	10	13	11	10	6	3
Total earnings for purpose of ratio	$ 1,401	$ 1,854	$ 1,759	$ 2,367	$ 1,855	$ 503
Ratio of earnings to combined fixed charges and preferred stock dividends	3.80	3.94	3.48	4.22	3.05	3.16

Ratio of earnings to fixed charges	3.80	3.94	3.48	4.22	3.05	3.16

(1)	In computing this ratio, “Preferred dividends of subsidiaries” represents the before-tax earnings necessary to pay such dividends, computed at the effective tax rates for the applicable periods.